November 15, 2010

By Edgar and Federal Express

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-6010
Attn: Lyn Shenk
Branch Chief

RE:	ZAP Form 10K for Fiscal Year Ended December 31, 2009 Filed March 31, 2010 Form 10-Q for the Quarter Ended June 30, 2010 Filed August 13, 2010 Form 8K Filed September 16, 2010 File No. 01-32534

Dear Ms Shenk:

In response to your letter of November 5, 2010, please review the following answers to your inquiries:

Form 10-K for Fiscal Year ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 17

Results of Operations

1.
Your disclosure should provide a qualitative and quantitative disclosure of the changes in each item to provide an investor with an analysis of the underlying reasons for changes in operations.  For example, please quantify the amount by which net sales were impacted by decreases in production of the three wheel electric vehicles and provide a more robust discussion of the “general overall economic conditions” causing sales to decline.  Please revise accordingly.

       Response

We agree and have amended the 12/31/09 Fiscal Year-end Form 10K.

2.	In addition to the above, disclose the reasons for the change in your gross profit from 10.5% in 2008 to 17.9% in 2009.

Response :

We agree and have amended the 12/31/09 Fiscal Year-end Form 10K

Liquidity and Capital Resources, Page 20

3.
Please expand your discussion to explain all commitments that are expected to have a material impact on short-term and long-term liquidity and capital resources and how you plan to generate the funds for each.  For example, in another section you cite the opportunity with the USPS to develop a prototype for delivery in July 2010; however, you do not discuss this commitment, the required amount of funds, or the anticipated source of the funds.  Please revise appropriately for all material short-term and long-term commitments.

Response :

           We agree and have amended the 12/31/09 Fiscal Year-end Form 10K

Critical Accounting Policies and Use of Estimates, page 21

4.	Please revise to disclose your critical accounting policies pursuant Release No. 33-8350 on the Commission’s website at www.sec.gov.

Response :

           We agree and have amended the 12/31/09 Fiscal Year-end Form 10K

Report of Independent Registered Public Accounting Firm, Page 24

5.
We note that your form 10-K contains a copy of the previously issued report of your predecessor auditor Bagell, Josephs Levine & Company, LLC (“Bagell”) and that Bagell has not reissued their report.  The inclusion of a copy of a report in this manner does not comply with Rule 2-02 of Regulation S-X.  Accordingly, the company should either:

Request that Bagell provide the company with a report that complies with Rule 2-02 of Regulation S-X and that the company file an amendment to Form 10-K with the revised report, or

Obtain a report on the financial statements for the period audited by Bagell from a new firm that is registered with the PCAOB.  In this situation, as soon as possible, the company should file an amendment to the Form 10-K to label the financial statements as unaudited and hire a new accounting firm.  Upon completion of the audit, the company would need to file another amendment to the Form 10-K to file the appropriate report.

Response :

We agree and have amended the 12/31/09 Fiscal Year-end Form 10K to include a new report from Bagell, Josephs Levine & Company, LLC that we believe complies with Rule 2-02 of Regulation S-X.

Impairment loss on assets and goodwill

6.
We note an impairment of $687,000 recorded in 2009 and note reference on page 19 to the phase out of your Latin American dealer and adjustments to certain building projects.  Please tell us and revise to more fully explain this charge including the facts and circumstances resulting in its recognition.  Also, in this regard, it does not appear appropriate to identify the amount as an “impairment on goodwill: as there is no goodwill recorded on the balance sheet.  Please revise appropriately.

Response :

We agree and have amended the 12/31/09 Fiscal Year-end Form 10K to delete the reference to goodwill.

The impairment loss was comprised of approximately $170,000 for inventory deemed unusable in our Latin America operations that were discontinued. Due to billing disputes with our outside contractor in China approximately $430,000 of parts inventory were used for the following: to satisfy billing that were disputed by us and for inventory deemed missing or unusable by the contract manufacturer. We no longer engage in business with this contract manufacturer.

We incurred a loss of $85,000 for the discontinuation of a solar energy project for our corporate headquarters due to rising costs and the fact that we no longer own the building and are at present leasing it.

Deferred Revenue, Page 29

7.
We note that you have entered into licensing agreements with dealers and that you deferred the initial value of the arrangements.  We also note that the ending balance of the associated deferred revenue was $0 as of December 31, 2009.  Please tell us and revise to disclose whether these agreements are still in existence, and if so, how you account for such arrangements, including whether an amount is still paid upfront and recognized over the life of the agreement, and your basis for such.

Response :

We agree and have amended the 12/31/09 Fiscal Year-end Form 10K.

These licensing agreements have expired. Our accounting policy was to expense the fees over the life of the agreements.

Note 2.  Inventories, Page 33

8.	Please tell us and revise to disclose why the write-off of slow moving inventory increased significantly from 2008 to 2009.

Response :

We agree and have amended the 12/31/09 Fiscal Year-end Form 10K

Approximately $170,000 for inventory was deemed unusable in our Latin America operations that were discontinued. Due to billing disputes with our outside contract in China approximately $430,000 of parts inventory were used for the following: to satisfy billing that were disputed by us, for inventory deemed missing or unusable by the contract manufacturer. We no longer engage in business with this contract manufacturer.

Please also see our response to #6 above

Form 10-Q for the quarter ended June 30, 2010

9.
We note that you recognized a gain on extinguishment of debt relating to the settlement of the lawsuit with Al Yousuf.  Please tell us how you determined this amount and the basis for your accounting for the settlement.

Response :

The gain was the difference between historical depreciated costs per our accounting records versus current appraised value. The parties agreed on using current appraised value of the properties instead of historical cost. The properties have appreciated since our acquisition date.

Form 8-K filed September 16, 2010

10.
We note that you received approval from the Commerce Department of the Zhejiang Province to purchase a 51% interest in Zhenjing Jonway Automotive Co., Ltd.  Please tell us how you will account for this purchase in your financial statements.  Also in this regard, we note the purchase price of $29 million is significant in relation to your total assets.  Please tell us whether you plan to file financial statements for this entity and pro forma financial statements depicting the transaction.  If not, please tell us your basis for your conclusion.

Response :

We received approval from the Commerce Department of the Zhejiang Province on the required Business License on October 6, 2010, and we anticipate closing the transaction by the end of the year. We intend to issue pro forma statements and consolidate the financials of Zhenjing Jonway Automotive Co. Ltd into ZAP’s financial statements at December 31, 2010.  In additi0n, following the closing of the transaction, we intend to make the necessary disclosures in accordance with Items 2.01 and 9.01 of Form 8-K.

We at ZAP acknowledge

a.	the company is responsible for the adequacy and accuracy of the disclosure in the filing

b.	Staff comments or changes to disclosure in response to staff comments do not Foreclose the Commission from taking any action with respect to the filing,

c.	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (707)-525-8658 x213 or via fax at (707) 525-8692

Very truly yours,

ZAP

By:  /s/ WILLIAM HARTMAN

William Hartman
Chief Financial Officer